"Public"

*AB 3/3

[redacted]

10028888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altima Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 38th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Ho (212) 359-0113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Edward Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altima Securities LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

JAIME C. TIRADO
Notary Public, State of New York
No. 01TI6073762
Qualified in Richmond County
Commission Expires April 29, 2010

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Altima Securities LP

Statement of Financial Condition
December 31, 2009

Altima Securities LP
Contents
December 31, 2009

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Partners of
Altima Securities LP

We have audited the accompanying statement of financial condition of Altima Securities LP (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Altima Securities LP as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 19, 2010

Altima Securities LP
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 520,112
Prepaid expenses and other assets	30,210
Total assets	$ 550,322
Liabilities and Partners' Capital	
Liabilities	
Accounts payable and accrued expenses	$ 32,671
Due to affiliates	62,137
Accrued taxes payable	57,738
Total liabilities	152,546
Partners' Capital	
Partners' capital	397,776
Total liabilities and partners' capital	$ 550,322

The accompanying notes are an integral part of this financial statement.

1. Business

Altima Securities LP (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC") which was formed on April 4, 2007 as a Delaware Limited Partnership and commenced operations on May 2, 2008. The Company is a wholly-owned subsidiary of Altima Advisors Americas (GP) LLC. The ultimate parent Altima International Ltd. is based in the Cayman Islands.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in marketing foreign and domestic proprietary hedge funds to U.S. institutional customers and private equities to accredited investors and qualified purchasers. The Company's only securities business is to raise capital for investment (into the hedge funds and private equity funds) from institutional investors and accredited investors and qualified purchasers.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition

Service fees are recorded monthly when the Company incurs operating expenses. The service fees are paid upon the affiliate's reimbursement of the operating expenses that the Company has incurred (See note 3). Expense is recognized as incurred.

Income Taxes

As a partnership, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its partners.

For the year ended December 31, 2009, the Company incurred liability for New York City Unincorporated Business Taxes ("UBT") related to the guaranteed payments made during the year to the limited partner. At December 31, 2009 Company has accrued an UBT liability of $57,738.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
The Company maintains its cash balances in one financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

The Company is subject to credit risk as all of its revenues are derived from one major source.

3. Major Customer

The Company's service fee revenue was all derived from Altima Partners LLP, an affiliate company based in London, United Kingdom, based on a Revenue Agreement executed on May 2, 2008 (See note 4).

4. Related Party Transactions

The Company entered into an expense sharing agreement with Altima Advisors Americas LP, another wholly-owned subsidiary of Altima Advisors Americas (GP) LLC, who paid approximately $495,000 in operating expenses on the Company's behalf. As of December 31, 2009, the amount the Company owes Altima Advisors Americas LP is $58,049.

As of December 31, 2009, the Company owes Altima Partners LLP, $4,088 for an overpayment of service fee revenue.

5. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital. At December 31, 2009, the Company had net capital of $367,566 or $357,396 in excess of its required net capital of $10,170 which is higher than its minimum capital of $5,000. At December 31, 2009, the ratio of aggregate indebtedness to net capital is 0.42 to 1.

6. Subsequent Events

The Company has evaluated subsequent events through February 19, 2010, the date the financial statements were available for issuance.